March 7, 2013

VIA EDGAR

Re: SAIC Gemini, Inc.

       Registration Statement on Form 10

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of SAIC Gemini, Inc., a Delaware corporation (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T, a Registration Statement on Form 10 (the “Registration Statement”) relating to the registration of the Company’s common stock in connection with the previously announced plan for SAIC, Inc. to separate into two independent, publicly traded companies.

As previously discussed with Kathleen Collins, Accounting Branch Chief, the Company has included in the Registration Statement audited historical combined financial statements for each of the two fiscal years ended January 31, 2012 and unaudited historical combined financial statements for the nine months ended October 31, 2012 (the “unaudited nine month financial statements”). These unaudited nine month financial statements are being provided in lieu of a third year of audited financial statements for purposes of this initial Registration Statement. Prior to requesting that the Commission accelerate the effectiveness of the Registration Statement, the Company will file an amendment to the Registration Statement

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that will include audited historical combined financial information for each of the three fiscal years ended January 31, 2013. Furthermore, as discussed with Ms. Collins, management has annualized these unaudited nine month financial statement amounts for purposes of comparing fiscal year 2013 revenues, operating income and net income to the comparable fiscal year 2012 amounts as these unaudited nine month financial statements are believed to be reflective of trending for the fiscal year ended January 31, 2013 (accordingly, the Company has not included comparable financial statements for the nine months ended October 31, 2011 within the Registration Statement). The Company acknowledges that these annualized amounts represent non-GAAP financial measures. The next amendment to the Form 10 will remove these annualized non-GAAP amounts and replace them with the actual GAAP amounts for the fiscal year ended January 31, 2013.

Should you have any questions related to financial statements and related matters, please contact the undersigned at (858)826-6421. For all other matters, please contact Raymond L. Veldman at (703)676-5361.

Sincerely,

/s/ John R. Hartley

John R. Hartley

Senior Vice President and Controller

SAIC, Inc.